NO ACT

DC
PE
1-15-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08042792

Received SEC

MAR 14 2008

Washington, DC 20549

March 14, 2008

Eric N. Litzky
Vice President – Corporate Governance
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/14/2008

Re: American International Group, Inc.
Incoming letter dated January 15, 2008

Dear Mr. Litzky:

This is in response to your letter dated January 15, 2008 concerning the shareholder proposal submitted to AIG by NorthStar Asset Management, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Julie N.W. Goodridge
President
NorthStar Asset Management, Inc.
P.O. Box 301840
Boston, MA 02130

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, N.Y. 10270

ERIC N. LITZKY
VICE PRESIDENT - CORPORATE GOVERNANCE
SPECIAL COUNSEL AND SECRETARY
TO THE BOARD OF DIRECTORS

AIG

TEL: 212-770-6918
FAX: 212-785-1584
ERIC.LITZKY@AIG.COM

January 15, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: American International Group, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2008 annual meeting of shareholders by Northstar Asset Management, Inc. (the "Proponent"). The proposal (the "Proposal") and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Company believes that the Proposal and Supporting Statement may be omitted from the Proxy Materials for the following reasons:

1. The Proposal relates to operations which account for less than five percent of the Company's revenues, assets and income, and is not otherwise significantly related to the Company's business (Rule 14a-8(i)(5));

2. The Proposal relates to the ordinary business of the Company (Rule 14a-8(i)(7)); and

3. The Proposal is vague, indefinite and misleading (Rule 14a-8(i)(3)).

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of its intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the

"Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

The Proposal

The Proposal states:

RESOLVED that the shareholders request the Board of Directors adopt a comprehensive policy articulating our Company's respect for and commitment to the human right to water.

Grounds for Omission

1. The Proposal relates to operations which account for less than five percent of the Company's revenues, assets and income, and is not otherwise significantly related to the Company's business (Rule 14a-8(i)(5))

Rule 14a-8(i)(5) permits a registrant to omit a shareholder proposal if it "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." The Company believes that both the quantitative and qualitative requirements of Rule 14a-8(i)(5) are met in this case.

As to the quantitative requirements, the Proposal is directed at the operations of Utilities, Inc., a company in which the Company owns approximately a 28% interest through a fund managed by a subsidiary of the Company and through an indirect subsidiary, that accounted for less than .01% of each of the Company's total assets, net earnings and gross sales for the year ended December 31, 2007. Thus, the Proposal is excludable under the quantitative requirements of Rule 14a-8(i)(5).

With respect to the "not otherwise significantly related" portion of the exclusion, the Company notes that its primary activities are general insurance and life insurance and retirement services. Other significant activities include financial services and asset management. The Proposal does not appear to be related to those businesses in any meaningful way. The Proposal appears focused on the activities of Utilities, Inc.

alone.[1] As a result, the Company believes that the Proposal is excludable under the qualitative requirements of Rule 14a-8(i)(5) as well.

For the foregoing reasons, the Company believes, and respectfully requests the Staff to concur in its belief, that the Proposal may be omitted under Rule 14a-8(i)(5).

2. The Proposal relates to the ordinary business of the Company (Rule 14a-8(i)(7))

For the purpose of this analysis the Company will assume that, despite the Proposal's focus on the operations of Utilities, Inc., the Proposal also is directed to the Company's general and life insurance businesses. If so construed, the Company believes that the Proposal may be excluded as relating to the Company's ordinary business operations under Rule 14a-8(i)(7).[2]

Rule 14a-8(i)(7) provides that a proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Commission has stated that the purpose of Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the issuer's board of directors. *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40,018, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018 at 80,539 (May 21, 1998). The Commission outlined two central considerations on which this policy for exclusion rests: (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to "micro-manage" the company. *Id.* at 80,539-40.

The Staff has recently given guidance on the application of Rule 14a-8(i)(7) to proposals referencing environmental or health issues. SEC Staff Legal Bulletin No. 14C (CF), 6 Fed. Sec. L. Rep. (CCH) ¶ 60,014C, at 50,194 (June 28, 2005). In general, the Staff analyzes the "extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health." *Id.* If the proposal focuses on this internal risk, as opposed to health

---

[1] If the Staff were to conclude that the Proposal relates to the Company's general and life insurance businesses, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(7) for the reasons discussed in Section 2 below.

[2] To the extent the Proposal does not relate to the Company's general insurance and life insurance businesses, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(5).

and environmental risks facing the public at large, the Staff has concurred with the exclusion of the proposal under Rule 14a-8(i)(7).

The Proponent focuses on the "significant commercial advantages" the Company may receive from adopting a water policy. According to the Proponent, these include "enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits." Further, the Proponent warns that a failure to adopt a "strong" water policy may harm the Company's "reputation and share value." These statements focus on the manner in which the Company conducts business, its relationship with employees and the steps it takes to create shareholder value and reduce litigation. Thus, the Proposal focuses on how the Company manages risks relating to an environmental matter – clean water.

The Company is primarily an insurance organization. As an insurance organization, the Company's core business, as carried out by multiple subsidiaries, is the underwriting of risk. By definition, underwriting involves the estimating of risks and loss exposures and setting appropriate premiums based on these exposures. The Company analyzes a wide variety of risks, many of which are environmental. This is a very complex process that involves the consideration of a number of factors and actuarial methods and assumptions. The potential impact of environmental risks are taken into account by the Company in determining the types of insurance coverage that the Company's subsidiaries market, establishing the premiums to be charged for such coverage and deciding the amount of reinsurance that should be obtained. The Proposal asks the Company to adopt a policy relating to an environmental issue, and thus relates directly to the practices and procedures that are essential to the operation of an insurance organization. These practices and procedures include product offerings, risk management, pricing of products, the assessment of exposures and probability of losses and loss prevention strategies.

As the Commission has stated, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40,018, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539-40 (May 21, 1998). The practices and policies that relate to the estimation of risk and loss probability are the fundamental elements of an insurance company's business. These practices and policies are very complex and, from a practical perspective, far beyond the ability of shareholders to oversee.

This position is consistent with guidance previously given to the Company by the Staff. On at least two occasions, the Company has sought to exclude proposals which require the Company to analyze and create reports detailing the Company's internal assessment of social or environmental risks. On each occasion, the

Staff has concurred with the Company's view that proposals which requested an analysis of internal risks facing the Company were properly excluded under Rule 14a-8(i)(7). American International Group, Inc., SEC No-Action Letter, 2004 WL 299079 (Feb. 11, 2004); American International Group, Inc., SEC No-Action Letter, 1998 WL 117656 (Mar. 17, 1998). The Company sees no reason why this Proposal should be viewed differently.

3. The Proposal is vague, indefinite and misleading (Rule 14a-8(i)(3))

Rule 14a-8(i)(3) permits a proposal to be omitted from a proxy statement "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false and misleading statements in proxy soliciting materials." The Staff recently clarified its position on Rule 14a-8(i)(3). SEC Staff Legal Bulletin No. 14B (CF), 6 Fed. Sec. L. Rep. (CCH) ¶ 60,014B, at 50,189 (September 15, 2004). In Staff Legal Bulletin 14B, the Staff confirmed that exclusion may be appropriate if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the proposal requires."

A shareholder reading the Proposal would not be able to determine what actions the Proposal requires. The Proposal offers a one sentence resolution and a two sentence supporting statement to determine what is meant by the broad term "human rights to water." The reference in the second sentence to the definition of "human rights" is not useful since it is merely precatory. With this minimal guidance, the shareholders could not determine with any certainty, let alone reasonable certainty, what measures the Proposal requires or what action is expected by the Company's Board of Directors.

Likewise, the Proposal and Supporting Statement do not provide the Company's Board of Directors with sufficient guidance on what actions would be required to implement the Proposal. With only a precatory definition of "human rights," the Board is left to determine the scope of a policy articulating "respect for" and "commitment to" the "human right to water." Without any objective criteria, each director is left to apply his or her own subjective judgment in determining what the Proposal requires. This is exactly the situation Rule 14a-8(i)(3) is intended to address.

For the foregoing reasons, the Company believes, and respectfully requests the Staff to concur in its belief, that the Proposal may be excluded under Rule 14a-8(i)(3).

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter, including Annex A, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 4, 2008.

On behalf of the Company, I hereby respectfully request that the Staff express their intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Eric N. Litzky
Vice President – Corporate Governance

(Enclosures)

cc: Anastasia D. Kelly
Kathleen E. Shannon
(American International Group, Inc.)

Julie N.W. Goodridge
(Northstar Asset Management)

ANNEX A

(Please see the attached.)

Human Right to Water Policy

AIG is a conglomerate corporation with operations in 130 countries and jurisdictions, which wholly owns Utilities, Inc., a water and wastewater utility holding company with operations in seventeen U.S. states.

Utilities, Inc. uses natural water resources for our Company's livelihood. Water quality and quantity is vital for Utilities, Inc.'s success. Over 300,000 United States residents rely on our Company's water service for survival.

Water is essential to life. In 2007, numerous regions throughout the United States suffered from extreme droughts, affecting the availability of safe, sufficient and affordable water. In particular, Georgia, North Carolina, Tennessee, Nevada, and California have suffered exceptional drought in 2007 forcing individuals and communities to limit water use.

Even without the impact of regional droughts, only $1/100^{th}$ of 1% of the freshwater that covers the earth is available for human use. Of that $1/100^{th}$, only 8% is allocated for domestic use for the 6.4 billion people living on the planet.

Scientific evidence points to climate change as the reason behind escalating floods and droughts throughout the world. The impact of climate change has been so extreme that the UN Development Program has defined the current global water scarcity as "water apartheid" due to structural wealth and location inequalities in access to safe water. As shareholders, we are concerned that climate change will put significant pressure on our Company to provide safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use.

Kofi Anan, the former UN Secretary-General, stated "access to safe water is a fundamental human need and, therefore, a basic human right." The UN Committee on Economic, Social and Cultural Rights has defined the human right to water as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use.

We believe that corporations operating without strong human rights and environmental policies face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, human rights violations, specifically the violation or erosion of the human right to water.

We believe that significant commercial advantages may accrue to our Company by adopting a comprehensive human right to water policy including: enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits.

RESOLVED that the shareholders request the Board of Directors adopt a comprehensive policy articulating our Company's respect for and commitment to the human right to water.

SUPPORTING STATEMENT: We believe the policy should address potability, volume, physical accessibility and affordability of water. In defining "human rights," we suggest that the Board could use the Universal Declaration of Human Rights as a nonbinding benchmark or reference document.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated January 15, 2008

The proposal requests that the board adopt a comprehensive policy articulating AIG's respect for and commitment to the human right to water.

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END